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                                                                    EXHIBIT 12.2


            CALCULATION OF RATIO OF EBITDA TO CASH INTEREST EXPENSE
                             (Dollars in thousands)


                                Proforma          Proforma          Proforma
                               Year ended        Nine Months      Twelve Months
                               December 31,         Ended             Ended
                                  1998         October 3, 1999   October 3, 1999
                               ------------    ---------------   ---------------
EBITDA                         (A)  $24,114        $21,543           $25,627
Cash interest expense          (B)  $19,572        $14,679           $19,572
Ratio of EBITDA to cash
  interest expense (A)/(B)              1.2            1.5               1.3